FILE NO. 70-9561


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM U- 1
                       AMENDMENT NO. 1 TO
                 APPLICATION/DECLARATION UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 YANKEE ATOMIC ELECTRIC COMPANY
                  19 Midstate Drive, Suite 200
                  Auburn, Massachusetts 01501
            (Name and principal executive office of
                 company filing this statement)
                       NATIONAL GRID USA
                      NORTHEAST UTILITIES

           (Name of top registered holding companies)

Thomas W. Bennet, Jr.                     Kirk L. Ramsauer
Treasurer                                 General Counsel and Clerk
19 Midstate Drive, Suite 200              25 Research Drive
Auburn, Massachusetts 01501               Westborough, Massachusetts 01582

            (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                     John A. Ritsher, Esq.
                          Ropes & Gray
                    One International Place
                  Boston, Massachusetts 02110

Yankee Atomic Electric Company ("Yankee Atomic" or the "Company"), a Massachusetts electric utility company, hereby amends its Application/Declaration filed on Form U-1 in File No. 70-9561 as follows:

By amending and restating Section A of Item 1 as follows:

Summary of Proposed Transactions

     Yankee Atomic Electric Company ("Yankee Atomic" or the "Company") proposes to repurchase pro rata from its stockholders (all of which are affiliates of Yankee Atomic) 95% of its presently outstanding Common Stock at a purchase price of $100 per share, an amount equal to the book value per share on June 30, 1999, on the condition that all its Stockholders tender their allotment of shares. The Company intends to accomplish this repurchase in one or more steps over the next one to two years, with all such steps to be completed by March 31, 2002. Thereafter, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.

                            SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                              YANKEE ATOMIC ELECTRIC COMPANY


                               By: /s/ Thomas W. Bennet, Jr.
                              ________________________________________
                                Thomas W. Bennet Jr., Vice President,
                                Treasurer, and Chief Financial Officer


March 27, 2000